UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RAPTOR PHARMACEUTICAL CORP.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
75382F106
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[    ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75382F106
(1) Names of Reporting Persons
Hyperion Trading Segregated Portfolio
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ X ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	2,804,494*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	2,804,494*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,804,494*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A
(11) Percent of Class Represented by Amount in Row (9)
5.9%*
(12) Type of Reporting Person
CO

* The shares of common stock, $0.001 par value per share (the “Common Shares”), of Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”), reported herein are held by Hyperion Trading Segregated Portfolio, a segregated portfolio of Strategic Investment Tribes Fund SPC (“Hyperion”), and managed by Star Arrow Funds Expertise Ltd., a company organized under the laws of Anguilla (“Star”). Accordingly, for the purposes of Reg. Section 240.13d-3, Hyperion may be deemed to beneficially own an aggregate of 2,804,494 Common Shares or 5.9% of the Common Shares deemed issued and outstanding as of December 31, 2011. The beneficial ownership percentage reported herein is based on 47,773,488 Common Shares issued and outstanding as of December 27, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on January 6, 2012.

CUSIP No. 75382F106
(1) Names of Reporting Persons
Star Arrow Funds Expertise Ltd.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ X ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	3,086,124*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	3,086,124*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
3,086,124*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A
(11) Percent of Class Represented by Amount in Row (9)
6.5%*
(12) Type of Reporting Person
CO

* The shares of common stock, $0.001 par value per share (the “Common Shares”), of Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”), reported herein are held by Hyperion Trading Segregated Portfolio, a segregated portfolio of Strategic Investment Tribes Fund SPC (“Hyperion”), and one or more other pooled investment vehicles (together with Hyperion, the “Funds”), managed by Star Arrow Funds Expertise Ltd., a company organized under the laws of Anguilla (“Star”). As the investment manager of the Funds, Star possessed the power to direct the disposition of the Common Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, Star may be deemed to beneficially own an aggregate of 3,086,124 Common Shares or 6.5% of the Common Shares deemed issued and outstanding as of December 31, 2011. The beneficial ownership percentage reported herein is based on 47,773,488 Common Shares issued and outstanding as of December 27, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on January 6, 2012.

Item 1(a). Name Of Issuer:
Raptor Pharmaceutical Corp.
Item 1(b). Address of Issuer’s Principal Executive Offices:
7 Hamilton Landing Suite 100 Novato, CA 94949
Item 2(a). Name of Person Filing:
This Schedule 13G Amendment No. 1 is being filed jointly by Hyperion Trading Segregated Portfolio, a segregated portfolio of Strategic Investment Tribes Fund SPC (“Hyperion”), a Cayman Islands exempted company registered as a segregated portfolio company, and Star Arrow Funds Expertise Ltd., a company organized under the laws of Anguilla (“Star”, and together with Hyperion, the “Reporting Persons”).
Item 2(b). Address of Principal Business Office or, if None, Residence:

The Principal Business Office of Hyperion is TMF (Cayman) Ltd., 2nd Floor, The Grand Pavilion Commercial Centre, 802 West Bay Road, PO Box 10338, Grand Cayman, KY1-1003, Cayman Islands.

The Principal Business Office of Star was Mitchell House, The Valley, Anguilla, British West Indies.

Item 2(c). Citizenship:
Hyperion is organized under the laws of the Cayman Islands. Star is organized under the laws of Anguilla.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP No.:
75382F106
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount Beneficially Owned:	3,086,124*
(b) Percent of Class:	6.5%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0*
(ii) Shared power to vote or to direct the vote:	3,086,124*
(iii) Sole power to dispose or to direct the disposition of:	0*
(iv) Shared power to dispose or to direct the disposition of:	3,086,124*

* The shares of common stock, $0.001 par value per share (the “Common Shares”), of Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”), reported herein are held by Hyperion Trading Segregated Portfolio, a segregated portfolio of Strategic Investment Tribes Fund SPC (“Hyperion”), and one or more other pooled investment vehicles (together with Hyperion, the “Funds”), managed by Star Arrow Funds Expertise Ltd., a company organized under the laws of Anguilla (“Star”, and together with Hyperion, the “Reporting Persons”). As the investment manager of the Funds, Star possessed the power to direct the disposition of the Common Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 3,086,124 Common Shares or 6.5% of the Common Shares deemed issued and outstanding as of December 31, 2011. The beneficial ownership percentage reported herein is based on 47,773,488 Common Shares issued and outstanding as of December 27, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on January 6, 2012.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2014

Hyperion Trading Segregated Portfolio

By: /s/ Richard A. Reinert
Name: Richard A. Reinert
Title Authorized Person

By: /s/ David P.M. Blair
Name: David P.M. Blair
Title Authorized Person

Star Arrow Funds Expertise Ltd.

By: /s/ Alfredo Orrego
Name: Alfredo Orrego
Title Authorized Person

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock, $0.001 par value per share, of Raptor Pharmaceutical Corp., and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement this 19th day of August, 2014.

Hyperion Trading Segregated Portfolio

By: /s/ Richard A. Reinert
Name: Richard A. Reinert
Title Authorized Person

By: /s/ David P.M. Blair
Name: David P.M. Blair
Title Authorized Person

Star Arrow Funds Expertise Ltd.

By: /s/ Alfredo Orrego
Name: Alfredo Orrego
Title Authorized Person